

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2016

<u>Via E-mail</u>
Ms. Ally Xie
Actions Semiconductor Co., Ltd.
No. 1, Ke Ji Si Road
Technology Innovation Coast of Hi-Tech Zone
Zhuhai, Guangdong, 519085
The People's Republic of China

> **Re:** **Actions Semiconductor Co., Ltd.**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed October 5, 2016 by Actions Semiconductor Co., Ltd, Supernova**
> **Investment Ltd., Starman Limited et al.**
> **File No. 005-81375**

Dear Ms. Xie:

We have reviewed your filing and have the following comments.

<u>Reasons for the Merger and Recommendation of the Special Committee …, page 30</u>

1. We note your response to prior comment 5. Disclosure continues to omit a representation that the merger is substantively and procedurally fair to shareholders unaffiliated with the Company. See Item 1014(a) of Regulation M-A. Please revise.

2. We note your response to prior comment 6 and reissue the comment. Please revise to disclose the extent to which the Board's fairness determination was based on historical market prices. We do not believe that an analysis based on the 30 days prior to the announcement of the transaction addresses this factor. See Instruction 2(ii) to Item 1014 of Regulation M-A. If this factor was not considered, or was considered but not deemed relevant in the context of this transaction, this decision may be material to security holders' understanding of the transaction. See SEC Release No. 34-17719 (April 13, 1981), Questions 20 and 21. This comment also applies to the Buyer Group's fairness determination.

3. We note your response to prior comment 7. We continue to believe that clarification is necessary regarding how the Board considered as a material factor indicating fairness of the merger that there was a "lack of interested bidders" and that there could potentially be a superior proposal that could be attractive to Parent. Disclosure on the very same page indicates that the Board considered as an element of fairness that it was questionable

whether any third party could complete an alternative transaction. These two factors appear to contradict each other. Please revise.

4. We note your response to prior comment 10. Please include specific disclosure regarding how the $2.30 per ADS paid in the 2015 tender offer, as described under the caption "Transactions in the Shares and ADSs," was considered by the Board in making its fairness determination.

Position of the Buyer Group as to the Fairness of the Merger, page 35

5. We note your response to prior comment 14. Please revise your disclosure to further clarify how the Company's ability to terminate the merger agreement in order to accept a Superior Proposal is an element of fairness considered by the Buyer Group, given the expressed unwillingness of the Buyer Group to sell to a competing bidder.

Opinion of the Independent Committee's Financial Advisor, page 38

6. We note the response to prior comment 16. The staff takes the position that disclaimers of responsibility for disclosure are inappropriate. Please revise to eliminate the specific disclaimer of responsibility here and in the opinion itself. We do not object to the remainder of the disclosure regarding the lack of independent verification etc.

7. We note the response to prior comment 17. You have elected to retain disclosure that Houlihan Lokey's opinion should not be construed as creating any fiduciary duty on Houlihan Lokey's part to your investors. Under this circumstance, we believe that you should add an explanation that clarifies:

- the basis for Houlihan Lokey's belief that shareholders cannot rely on Houlihan Lokey's opinion, including (but not limited to) whether Houlihan Lokey intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against Houlihan Lokey under applicable local law;

- whether the governing local law has addressed the availability of such a defense to Houlihan Lokey in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction; and

- that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing local law, or the rights and responsibilities of the board or Houlihan Lokey under the federal securities laws.

        For reference, see Excerpt from Current Issues and Rulemaking Projects Outline
        (November 14, 2000), available on www.sec.gov.

        You may contact me at (202) 551-3503 if you have any questions regarding our
comments.

                                        Sincerely,

                                        /s/ David L. Orlic

                                        David L. Orlic
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: Julian Lin, Esq.
        Jones Day